

Mail Stop 3561

August 30, 2007

By Facsimile and U.S. Mail

Mr. David Hauser
Principal Financial Officer
Duke Energy Carolinas, LLC
526 South Church Street
Charlotte, NC 28202-1803

      **Re:    Duke Energy Carolinas, LLC**
              **Form 10-K for the year ended December 31, 2006**
              **Filed March 16, 2007**
              **File No. 1-4928**

Dear Mr. Hauser:

      We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expend our review to other portions of your documents.  Please provide a written response to our comments.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Duke Energy Carolinas, LLC Form 10-K for the year ended December 31, 2006

1. Summary of Significant Accounting Policies, page 22

Revenue Recognition, page 26

1.  Please revise future disclosure to indicate the amount of unbilled revenues recorded at period end.  To the extent applicable, please explain any material differences in amounts recorded between periods.

9. Marketable Securities, page 47

2.  Prospectively, please provide all the disclosures required by paragraphs 19-21 of  SFAS no. 115 with respect to the investments classified as available-for-sale in the nuclear decommissioning trust fund.

18. Stock Based Compensation, page 65

3.  If applicable, please disclose any compensation cost capitalized.  See paragraph A240.g(1)(b) of SFAS no. 123R.


Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter with your responses to our comments and provide any requested supplemental information.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or, me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


Michael Moran
Branch Chief